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ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

SECOND QUARTER REPORT

        September 4, 2003 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER)

OPERATIONS UPDATE

        During Aber's second fiscal quarter, production from the Diavik mine continued to increase. By the end of July 2003, Aber had received 481,000 carats from Diavik, being its 40% share of production since the first diamonds were produced in January 2003.

        Over the six-month period ending July 31, 2003, Aber's revenue from diamond sales was US$19.2 million (US$15.1 million in the second fiscal quarter). For commercial reasons, Aber has elected not to disclose on a sale by sale basis the average price per carat sold; however, prices realized continue to be substantially above feasibility study estimates. Up to the end of the second fiscal quarter sales revenue, net of production costs, was credited against deferred mineral property costs. During the six months ended July 31, 2003, Aber's share of production costs at Diavik totalled approximately $31 million. From the beginning of the third fiscal quarter onwards, Aber's Statement of Earnings will reflect operating results from the sale of diamonds produced from the Diavik project. As a result, commencing August 1, 2003, Aber adopted the US dollar as both its functional and consolidated reporting currency, since Aber's commercial activity is fundamentally conducted in US dollars.

        During the second calendar quarter, the processing plant achieved an increase in utilization to 62% of design capacity, compared to 38% experienced in the first quarter. The diamonds recovered were mined predominantly from the mud-rich overburden that lies on top of the main reserve of the A-154 South pipe. Current production is now predominately from the ore reserve.

        At the time of its First Quarter Report news release, Aber had projected approximately one million carats of sales for the fiscal year ending January 31, 2004. Since then, the time required for Aber to process production from the mine site to market for the greater part of the value of each cycle's production has been reduced by five weeks through operating efficiencies in Toronto and Antwerp. On this basis approximately US$20 million, previously projected to form part of the next fiscal year's sales, will be brought forward into the fiscal year ending January 31, 2004. Diavik production in the second and third calendar quarters has also been ahead of target. Taking these factors into account, Aber has increased its projection of sales for the fiscal year to approximately 1.3 million carats.

        Aber is currently estimating that its share of Diavik's cash operating costs for the fiscal year will be in the range of $60 million. During this ramp-up period, Aber's sales and marketing costs, including private royalties, are estimated to be approximately 5% of gross sales.

        Aber had previously estimated that approximately US$40 million of restricted net cash flow would be generated from diamond operations during the current fiscal year. Due to operational improvements, this amount is now expected to be in the range of US$65 million by the end of the current fiscal year. Accordingly, Aber's Project debt, net of total cash resources including the US$45 million cash collateral account, is now expected to be in the range of US$105 million by the end of the fiscal year ending January 31, 2004. Aber is considering its longer term funding requirement in light of this anticipated increase in cash flow.

MINE PRODUCTION

Production information from the Diavik mine, Aber's 40% share:

	Three months ended June 30, 2003	Six months ended June 30, 2003
Ore processed ('000 tonnes)	122	202
Diamonds recovered ('000 carats)	342	506
Operating costs, cash (C$ million)	15.6	30.6
Operating costs per carat, cash (C$ per carat)	46	60

        In addition to the progress made on the A-154 South pipe, a sample of 11,771 carats (100% basis) was recovered from the top layer of the A-154 North pipe. These sample diamonds were valued by WWW International Diamond Consultants Ltd. and yielded a diamond price estimate of approximately US$82 per carat, which compares with the previous estimate from the April 2000 Feasibility Study of US$33 per carat. Based on this result and a reserve reconciliation for the A-154 South pipe, the mine operator, Diavik Diamond Mines Inc., will revise the mine plan, which is anticipated to be completed by the end of the calendar year.

        Aber extends its congratulations to the Tlicho (Dogrib) First Nation on the completion of its land claim and self-government agreement with both the Federal and Territorial Governments. As an existing operation, all operating permits and licenses governing the Diavik Diamond Mine remain unchanged. The Federal Government will continue to define and administer the fiscal and regulatory regime under the federal Mackenzie Valley Resource Management Act. As with other settled land claims in the Northwest Territories, the agreement provides for approximately 2% of federal resource royalty revenues from the Mackenzie Valley Area to be shared by the Tlicho.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Summary of Results
(expressed in millions of Canadian dollars, except per share amounts)

	2nd Quarter 2003/04	YTD	2nd Quarter 2002/03	YTD
Earnings (loss)	8.0	15.7	(5.6)	(7.1)
Basic earnings (loss) per share	0.15	0.29	(0.10)	(0.13)
Diluted earnings (loss) per share	0.14	0.28	(0.10)	(0.13)

Net Earnings

        Aber's net earnings for the quarter ended July 31, 2003, totalled $8.0 million or $0.15 per share ($0.14 per share on a diluted basis), compared to a net loss of $5.6 million or $0.10 per share a year earlier ($0.10 per share on a diluted basis). Included in the current quarter's earnings is a non-recurring $7.0 million tax recovery attributable to changes in the Canadian Government's resource sector taxation. Aber's net earnings for the six month period ended July 31, 2003, totalled $15.7 million or $0.29 per share ($0.28 per share on a diluted basis), compared to a net loss of $7.1 million or $0.13 ($0.13 on a diluted basis) per share in the prior year's corresponding period. The current quarter's unrealized exchange gain of $4.9 million brings the year to date unrealized foreign exchange gain to $18.8 million, compared to a foreign exchange loss of $2.4 million and $2.0 million in the prior year's respective periods. The current year's exchange gains are substantially due to the revaluation of Aber's US$ denominated debt, partially offset by its US$ cash holdings revalued at the quarter end exchange rate.

Interest and Other Income

        Aber's interest income during the quarter from cash and short-term monetary investments totalled $0.3 million, down nominally from $0.4 million in the prior year's second quarter, due to lower cash balances and interest rates. On a year to date basis, a $0.1 million decrease was noted over the prior year, for the same reasons. Included in other income is a fiscal year to date gain of $1.0 million from the disposal of other assets and unutilized capital assets.

Expenses

        Aber's expenses increased during the current quarter to $4.2 million, up from $3.6 million in the first quarter of this year, and $2.9 million a year earlier. During the six month period, expenses increased to $7.8 million from $5.6 million in the prior year. For both periods, the increase was substantially due to corporate business development activities during the current fiscal year. Stock option grants expensed using the fair value method, resulted in stock compensation expense of $0.9 million during the latest quarter and $1.7 million on a year to date basis, comparable to the prior year's expense of $0.9 million and $1.7 million for the respective periods.

Foreign Exchange

        By the end of the second quarter, the Canadian dollar was still in a strengthened position compared to the beginning of the year, resulting in a current quarter exchange gain of $4.9 million and year to date exchange gain of $18.8 million. These unrealized gains result from Aber's net US dollar debt exposure in the current six month period, compared to a loss of $2.0 million in the prior year's corresponding period, just subsequent to first draws on the US$ Project Loan Facility which occurred in the first quarter of the prior year.

Income Taxes

        Aber recorded a tax recovery of $6.5 million during the quarter, compared to $0.8 million provided during the comparable quarter of the prior year. On a year to date basis, Aber recorded a tax recovery of $3.0 million compared to $0.3 million provided in the prior year.    The current period's tax recovery reflects a non-cash income tax benefit relating to the revaluation of future income tax liabilities for reductions in future tax rates and the overall favorable effect of certain other changes in Canadian income and mining tax legislation, as substantially enacted during the quarter, and the effect of the unrealized foreign exchange gains recognized during the first six months of the year.

Liquidity and Cash Resources

        During the quarter ended July 31, 2003, working capital decreased to $75.9 million from $83.0 million as at January 31, 2003. The working capital balance includes the Company's $63.2 million (US$45.0 million) contingency cash collateral account to be maintained in support of Diavik Project completion. As the cash collateral is held in US$, the net working capital decrease during the year includes a $5.3 million revaluation loss recorded on the cash collateral amount being revalued to the quarter end exchange rate. This collateral account is required to be invested in either cash or short-term money market instruments and will become available to Aber for general corporate purposes on a prescribed basis following Diavik Project completion and upon commencement of the repayment of the Project Loan Facility. Subsequent to commencement of commercial production, the Company will be required to fund certain reserve accounts from sales proceeds realized, as prescribed in the Project Loan Facility.

        In addition to the contingency cash collateral of $63.2 million, Aber also had $29.1 million in unrestricted cash and cash equivalents at July 31, 2003, of which $14.2 million was held at the Diavik Project, compared to unrestricted cash and cash equivalents of $37.2 million as at January 31, 2003, of which $25.5 million was held at the Diavik Project. Cash and cash equivalents include high quality short-term commercial paper. These very liquid money market instruments are distributed through Canada's major Schedule I chartered banks and can be sold prior to maturity.

        As at July 31, 2003, Aber had drawn down long-term debt in the amount of $302.0 million (US$215.0 million), at the quarter end closing CDN/US exchange rate, from its US$230.0 million Project Loan Facility, which currently has an undrawn total commitment of US$15.0 million. There were no draws on the Project Loan Facility during the second fiscal quarter. Aber's long-term debt, net of cash resources, was $220.6 million at July 31, 2003, compared to $189.9 million at the beginning of the year. At the end of the second quarter of the prior year, Aber had drawn $172.5 million (US$109.0 million), at the quarter end closing CDN/US exchange rate under this Facility, with a net debt position of $62.6 million at that time.

Financing Activities

        Aber funded all of its costs during the second fiscal quarter from cash resources. Long-term debt repayments during the fiscal year to date represented scheduled repayments on the Company's first mortgage on real property. There were no required payments on the Project Loan in this fiscal period.

        During the quarter ended July 31, 2003, Aber incurred $1.0 million of deferred financing charges related to the US$230 million Project Loan Facility, compared to $1.1 million incurred during the comparable quarter in the prior year.    On a year to date basis, Aber has incurred $1.2 million of deferred financing charges during the first half of this fiscal year compared to $8.7 million incurred in the prior year's six month comparable period when the facility had first been put in place.

        During the quarter ended July 31, 2003, the Company received $1.2 million cash proceeds from the exercise of stock options.

        During the quarter, the Company completed a 12-month operating revolving financing facility with Antwerpse Diamantbank N.V., one of the world's premier diamond lending institutions. Under the terms of the facility, the Company has available US$34 million (utilization in either US or Euro) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V.(formerly Aber Overseas N.V.). Borrowings under the facility bear interest at the bank's base rate plus 1.5%. The first draw on this facility was made during May 2003 and as at July 31, 2003, no balance was drawn on this facility.

Investing Activities

        Investing activities with respect to mineral property expenditures, deferred charges and capital assets totalled $8.8 million during the quarter, compared to $58.3 million a year earlier during the active construction stage. These amounts include interest capitalized of $3.4 million and $2.7 million in each respective quarter. The most significant investment in both periods was for the Diavik Project. During the current fiscal quarter, Aber invested $7.7 million in the Diavik Project for commissioning operating activities and site construction including the production split facility, net of sales credited to the Project. In the previous year's corresponding period, $51.8 million was spent on the Diavik Project for Project construction activities.

Outlook

        For a discussion of Aber's current outlook, please refer to the "Operations Update" in the second quarter report accompanying this Management's Discussion and Analysis, which is incorporated herein by reference.

        The Diavik Diamonds Project is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife, Canada. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

        Included in this news release are "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this news release, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements  — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

        This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets and diamond valuations, fluctuations in the US dollar relative to the Canadian dollar and other factors. With respect to the Diavik Project, differences may result from additional drilling, sampling, and diamond valuations and from engineering and construction timetables and problems, unanticipated problems with mine operations and production, operational decisions taken by Aber's Joint Venture partner, financial arrangements, developments in world diamond markets, local, regional or national political developments in Canada and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this news release, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated financial statements follow

For further information, please contact:

        Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)

ABER DIAMOND CORPORATION
Consolidated Balance Sheets
July 31, 2003 and January 31, 2003
(expressed in thousands of Canadian dollars)
(unaudited)

	July 31, 2003	January 31, 2003
Assets
Current assets:
Cash and cash equivalents	$29,089	$37,201
Cash collateral (note 2)	63,216	68,468
Accounts receivable	1,266	1,663
Advances and prepaid expenses	1,178	1,247

	94,749	108,579
Deferred mineral property costs	614,120	581,742
Deferred charges and other assets (note 3)	26,855	23,019
Capital assets	72,421	68,229

	$808,145	$781,569

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,500	$25,224
Current portion of long-term debt	389	374

	18,889	25,598
Long term debt	312,515	295,201
Future income tax liability	75,114	79,047
Minority interest	—	109
Shareholders' equity:
Share capital	328,987	326,789
Stock options (note 4)	6,719	4,563
Retained earnings	65,921	50,262

	401,627	381,614

	$808,145	$781,569

See accompanying notes to consolidated financial statements.

On behalf of the Board:
John C. Lamacraft Director	Robert A. Gannicott Director

ABER DIAMOND CORPORATION
Consolidated Statements of Earnings and Retained Earnings
For the periods ended July 31, 2003 and 2002
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended July 31,		Six months ended July 31,
	2003	2002	2003	2002
Interest and other income:
Interest	$339	$436	$675	$775
Gain on sale of other assets	449	—	950	—

	788	436	1,625	775

Expenses:
General and administrative	3,940	2,929	7,329	5,569
Interest on long term debt	215	—	432	—

	4,155	2,929	7,761	5,569

Foreign exchange	4,903	(2,352)	18,787	(1,957)
Earnings (loss) before income taxes	1,536	(4,845)	12,651	(6,751)
Income taxes (recovery)	(6,472)	798	(3,008)	342

Earnings (loss)	8,008	(5,643)	15,659	(7,093)
Retained earnings, beginning of period	57,913	54,848	50,262	56,298

Retained earnings, end of period	$65,921	$49,205	$65,921	$49,205

Earnings (loss) per share
Basic	$0.15	$(0.10)	$0.29	$(0.13)

Diluted	$0.14	$(0.10)	$0.28	$(0.13)

See accompanying notes to consolidated financial statements.

ABER DIAMOND CORPORATION
Consolidated Statements of Cash Flows
For the periods ended July 31, 2003 and 2002
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended July 31,		Six months ended July 31,
	2003	2002	2003	2002
Cash provided by (used in):
Operating:
Net earnings (loss) for the period	$8,008	$(5,643)	$15,659	$(7,093)
Items not involving cash:
Amortization	272	142	553	172
Future income taxes	(6,889)	208	(3,933)	(545)
Stock based compensation	894	936	1,745	1,756
Foreign exchange	(4,903)	2,352	(18,787)	1,957
Gain on sale of other assets	(449)	—	(950)	—
Change in non-cash operating working capital	596	201	(1,994)	(1,860)

	(2,471)	(1,804)	(7,707)	(5,613)
Financing:
Issuance of long term debt	—	56,576	41,667	171,240
Repayment of long term debt	(92)	—	(183)	—
Deferred financing	(995)	(1,106)	(1,239)	(8,704)
Issue of common shares, for cash	1,233	43	2,198	93
Money market instruments	—	—	—	(23,604)

	146	55,513	42,443	139,025

Investing:
Deferred mineral property costs	(6,874)	(54,468)	(27,718)	(119,493)
Deferred charges	(822)	(3,088)	(853)	(6,200)
Capital assets	(1,072)	(777)	(17,915)	(7,915)
Cash collateral	—	—	—	(44,714)
Proceeds on sale of other assets	4,142	—	4,667	—

	(4,626)	(58,333)	(41,819)	(178,322)

Foreign exchange effect on cash balances	(686)	(346)	(1,029)	(396)
Increase (decrease) in cash and cash equivalents	(7,637)	(4,970)	(8,112)	(45,306)
Cash and cash equivalents, beginning of period	36,726	19,900	37,201	60,236

Cash and cash equivalents, end of period	$29,089	$14,930	$29,089	$14,930

Change in non-cash operating working capital:
Accounts receivable	417	(10)	15	(163)
Prepaid expenses	140	(228)	139	(222)
Accounts payable and accrued liabilities	39	439	(2,148)	(1,475)

	$596	$201	$(1,994)	$(1,860)

See accompanying notes to consolidated financial statements.

NOTES:

1.
The interim consolidated financial statements of Aber Diamond Corporation (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2003. From the beginning of the third fiscal quarter onwards, the Company's Statement of Earnings will reflect operating results from the sale of diamonds produced from the Diavik Project. As a result, commencing August 1, 2003, the Company adopted the US dollar as both its functional and consolidated reporting currency, since the Company's commercial activity is fundamentally conducted in US dollars.

  The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2003. Commercial production from the Diavik Project will commence upon achievement of certain production and sales performance measures related to the Project including physical Project completion, sustained level of mining and diamond processing activity, and sales channel readiness. The financial statements for the period ended July 31, 2003 do not reflect any commercial activity relating to this Project.

2.
As at July 31, 2003, cash resources included $63.2 million (US$45.0 million) held in a contingency cash collateral account to be maintained in support of Project completion. Funds in the cash collateral account will become available to Aber for general corporate purposes on a prescribed basis post-Project completion and upon commencement of repayment of the Project Loan Facility.

3.
During the period Aber concluded an arrangement whereby the Antwerp marketing company, Aber Overseas N.V., formerly known as CanaDiam N.V., was restructured such that it became a 100% held subsidiary of the Company. Aber's cost of acquisition of the minority shareholding in Aber Overseas N.V., being US$5.0 million, has been reflected in deferred charges and other assets on the Company's balance sheet, as at July 31, 2003. Subsequent to the end of the quarter, Aber Overseas N.V. changed its name to Aber International N.V.

4.
During the quarter, 109,000 common shares were issued for proceeds of $1.2 million from the exercise of options and an additional 16,400 common share options were granted to employees and directors at an exercise price of $28.41, each expiring in the year 2013. During the quarter, $1.1 million was recorded for stock compensation, of which $0.9 million was charged to earnings. As at September 3, 2003, 85,900 options had been exercised subsequent to the end of the quarter, for proceeds of $1.0 million.

5.
Effective with fiscal periods commencing on or after January 1, 2003, Accounting Guideline 14, issued by the Canadian Institute of Chartered Accountants, requires the disclosure of certain guarantees binding on the Company. The Company has determined that it has issued no guarantees requiring disclosure under the accounting standard.

6.
Certain figures have been reclassified to conform with presentation in the current period.

7.
Share capital information at September 3, 2003, number of shares:

  Authorized                    —    unlimited
  Issued & outstanding    —    54,916,570

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SECOND QUARTER REPORT